eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
eBond Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of eBond Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of eBond Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of eBond Securities, LLC 's management. Our responsibility is to express an opinion on eBond Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of eBond Securities, LLC's financial statements. The supplemental information is the responsibility of eBond Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 22, 2018

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	23,024
CRD account deposit		578
Total assets	$	23,602

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		23,602
Total liabilities and member's equity	$	23,602

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	$	-
OPERATING EXPENSES:		
Consulting		15,000
Professional services		10,896
Office, general and admin		8,132
Regulatory fees		2,036
Total expenses		36,064
NET LOSS	$	(36,064)

The accompanying notes are an integral part of these financial statements.

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eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY, JANUARY 1	$	35,666
Net loss		(36,064)
Contributions from member		24,000
MEMBER'S EQUITY, DECEMBER 31	$	23,602

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES:		
Net loss	$	(36,064)
Adjustments to reconcile net loss to net cash used by operating activities		
Decrease in CRD account deposit		236
Net cash used by operating activities		(35,828)
FINANCING ACTIVITY:		
Contributions from member		24,000
Net cash provided by financing activity		24,000
NET DECREASE IN CASH		(11,828)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		34,852
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	23,024

The accompanying notes are an integral part of these financial statements.

eBond Securities, LLC
A LIMITED LIABILITY COMPANY

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

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1. ORGANIZATION AND NATURE OF BUSINESS

eBond Securities, LLC (the "Company"), a Delaware limited liability company formed on March 11, 2011, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on May 13, 2013. The Company operates from the state of New York.

eBonds are standard corporate bonds with an expanded bond indenture that allows an eBond to be exchanged for series of enhanced eBonds that differ only with respect to their degree of credit enhancement, ranging from zero to 100%, and vice versa, at any point in time during the life of the eBond. The credit protection in the enhanced eBonds is provided by an exchange-cleared standard credit default swap contract funded by the enhanced eBonds investor and held for their benefit by the bond indenture trustee. In the event of an issuer default, enhanced eBonds are prepaid at par with the proceeds from the CDS settlement.

The Company intends to provide consulting services to eBond issuers and operate an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vie e versa.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue when earned upon satisfaction of performance obligations under contract, generally when services are provided and income is reasonably determinable. The Company is evaluating new revenue standards for broker-dealers and will be implementing the new standards as required. There was no revenue in 2017.

Development Stage Company

The Company has been in the development stage since its formation and has not realized any revenue from operations. The company is currently engaged in starting up the business of providing consulting services to eBond issuers and operating an "exchange" platform that provides broker-dealers with a consistent process for converting eBonds into enhanced eBonds and vice versa.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $23,024 which was $18,024 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") with the Parent wherein the Parent provides certain rent, facility, and office services the terms of which are month to month. Such expenses are a component of office, general and admin expense on the statement of operations. The Company incurred $2,400 of expenses for the year-ended December 31, 2017 in connection with the Agreement. There was no amount payable to or receivable from the Parent as of December 31, 2017.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2017.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 22, 2018, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

eBond Securities, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	23,602
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
CRD account deposit		578
NET CAPITAL	$	23,024
TOTAL AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		18,024
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		17,024
Percentage of aggregate indebtedness to net capital		0.00%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA FOCUS report as of December 31, 2017.

eBond Securities, LLC
A LIMITED LIABILITY COMPANY

SCHEDULES II & III
DECEMBER 31, 2017

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
eBond Securities, LLC

We have reviewed management's statements, included in eBond Securities, LLC's Annual Exemption Report, in which (1) eBond Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eBond Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) eBond Securities, LLC stated that eBond Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eBond Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eBond Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 22, 2018

goldman & COMPANY, C.P.A.s
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

eBond Securities, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

We, as members of management of eBond Securities, LLC (the "Company") are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

eBond Securities, LLC



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Michael Fairweather, CEO

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